EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

State of Incorporation
Community First Bank & Trust	Tennessee

Community First Capital Trust I	Delaware

Community First Capital Trust II	Delaware
SUBSIDIARIES OF COMMUNITY FIRST BANK & TRUST

State of Incorporation

Community First Title, Inc.	Tennessee

CFBT Investments, Inc.	Nevada

Community First Properties, Inc.	Maryland